Exhibit (b)(2)

ALLIANZ FUNDS

AMENDMENT TO

THE SIXTH AMENDED AND RESTATED BYLAWS OF THE TRUST

The following amendments to the Sixth Amended and Restated Bylaws (the “Bylaws”) of Allianz Funds (the “Trust”) were duly adopted by resolution of a majority of the Trustees of the Trust at a meeting of the Trustees held on December 16, 2020.

1.	The first sentence of Section 1.1 of Article I of the Bylaws is hereby amended to read in its entirety as follows:

“A principal office of the Trust shall be located in Greenfield, MA, or such other location as the Trustees may from time to time determine”

2.	The first sentence of Section 1.2 of Article I of the Bylaws is hereby amended to read in its entirety as follows:

“These Bylaws shall be subject to the Fifth Amended and Restated Agreement and Declaration of Trust, as amended and restated from time to time (the “Declaration of Trust”), of Virtus Investment Trust (formerly, Allianz Funds and PIMCO Funds: Multi-Manager Series), the Massachusetts business trust established by the Declaration of Trust (the “Trust”).”

The foregoing amendments shall be effective as of the 1st day of February, 2021.